Cawley, Gillespie & Associates, Inc.

PETROLEUM CONSULTANTS

AUSTIN OFFICE:	MAIN OFFICE:	HOUSTON OFFICE:
9601 AMBERGLEN BLVD., SUITE 117	306 WEST 7TH STREET, SUITE 302	1000 LOUISIANA, SUITE 625
AUSTIN, TEXAS 78729	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
(512) 249-7000	(817) 336-2461	(713) 651-9944
FAX (512) 233-2618	FAX (817) 877-3728	FAX (713) 651-9980

Exhibit 99.1

February 13, 2009

Mr. Thomas Kaetzer

Baseline Oil & Gas Corp.

411 North Sam Houston Parkway

Suite 300

Houston, Texas 77060

Re:	Evaluation Summary
Baseline Oil & Gas Interests
Proved & Probable Reserves
Matagorda and Stephens Counties, Texas
As of December 31, 2008

Dear Mr. Kaetzer:

As requested, we are submitting our estimates of proved and probable reserves and forecasts of economics attributable to the Baseline Oil & Gas (“Baseline”) interests in certain oil and gas properties located in various fields in Matagorda and Stephens Counties, Texas. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Probable
Net Reserves
Oil – Mbbl		5,367	3,107	890	1,370	1,164
Gas – MMcf		28,025	3,717	13,410	10,897	19,421
Net Revenue
Oil – M$		236450	136,599	39,347	60,504	51,493
Gas – M$		165,593	20,867	79,903	64,823	115,677

Severance Taxes	–M$	23,316	7,862	7,805	7,649	11,047
Ad Valorem Taxes	–M$	5,504	2,189	1,611	1,704	2,256
Operating Expenses	–M$	168,456	102,260	36,382	29,813	37,914
Investments	–M$	47,221	1,201	9,580	36,440	39,480
Net Operating Income	–M$	157,546	43,954	63,871	49,721	76,473
Discounted @ 10%	–M$	69,484	27,270	23,495	18,719	20,162

Baseline Oil & Gas Interests

February 13, 2009

The discounted cash flow values shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Presentation

The report is divided into four major sections: Baseline Total Proved, Blessing Field Area, Stephens County and Baseline Probable. Within the first three major sections are Total Proved (“I-Proved”), Proved Developed Producing (“I-PDP”), Proved Developed Non-Producing (“I-PDNP”) and Proved Undeveloped (“I-PUD”). The last section presents the Total Probable (“I-Probable”) and Probable by area. Within each reserve category section are Tables I which present composite reserve estimates and economic forecasts for the particular reserve category. Following the Tables I in each section are Summary Plots and Table II “oneline” summaries that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I. Individual lease or well reserves and economics tables follow the Tables II in the PDP, PDNP, PUD and Probable sections of the report.

For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the tables are explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix.

Hydrocarbon Pricing

As requested, the year-end December 31, 2008 WTI Cushing spot oil price of $44.60/bbl and Henry Hub spot gas price of $5.62/MMbtu were used. These prices were held constant.

Oil and gas price differentials were applied on a per property basis as provided and include adjustments for basis differential, transportation and/or crude quality and gravity corrections. Gas shrinkage and heating value as provided were applied separately as corrections to net gas sales and net gas price, respectively.

Risking

Reserves and economics were not risked for any of the properties in this report.

Expenses and Taxes

Operating expenses and capital expenditures were not escalated. Initial lease operating expenses were forecast on a per-well basis based on historical expenses. Oil and gas severance tax values were determined by applying normal state severance tax rates. Ad Valorem taxes were 1.4% for Stephens County and 1.34% for Matagorda County.

Miscellaneous

An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The salvage value of equipment at abandonment and the cost of plugging at abandonment have been included.

The proved reserve classifications used conform to the criteria of the Securities and Exchange Commission (“SEC”) as defined in page 3 of the Appendix. The inclusion of probable reserves does

Baseline Oil & Gas Interests

February 13, 2009

not conform to the criteria of the SEC. It is not intended that the probable section of the report be used for any purpose requiring such conformity. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Baseline. Oil and gas prices, pricing differentials, expense data, capital investments, plug and abandonment costs, tax values and ownership interests were also supplied by Baseline and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

This report was prepared for the exclusive use of Baseline Oil & Gas Corporation. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.